

September 5, 2012

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281

> **Re: BREF HR, LLC**
> **Amendment No. 2 to Registration Statement on Form 10-12(g)**
> **Response dated July 13, 2012**
> **File No. 000-54532**

Dear Ms. Hoyt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Form 10-12G filed January 24, 2012

General

1.   Please note that we await the filing of your Form 10-K and may have additional comments.

2.   You note that you will include a footnote in your Form 10-K showing the difference between the original allocation and the restated figures. Please provide us with this footnote either in your response or in your filing. We are still unclear as to exactly what amounts changed and why; clarify if the amounts were restated due to a change in valuation methodology or in the assumptions used in the valuations or both. If significant

assumptions changed, please quantify the changes by comparing the original assumptions to the revised assumptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

3. We note your response to prior comment 1.b. from our letter dated February 15, 2012. Please address the following:

    a. Please further clarify your statement that the projected cash flows used in the BEV model for 2011 fell short of your actual 2011 cash flows primarily as a result of the deferral of certain of the rehabilitation initiatives. Explain if the projected cash flows were higher or lower than actual and clarify if the variance was due to lower revenues or lower costs;

    b. Further substantiate the projected seven-year cumulative 8.5% annual growth rate in effective gross revenue used in determining your business enterprise value by comparing the rate to actual growth rates to date; clarify the impact of the delayed rehabilitation initiatives and why you still expect the rehabilitation to be completed by mid-year 2013. To the extent actual growth has not met management's expectations, please tell us what consideration you have given to possible impairment of your assets in subsequent periods; in this regard, we note that it has been over a year since the Assignment.

4. We note your response to prior comment 1.d. Please tell us whether you have entered into the three potential sublicensing agreements used in determining the value of projected new initiatives within the Hard Rock licensing intangible asset and, if so, confirm if the final terms were consistent with the preliminary term sheets that had been negotiated and relied upon in your valuation. Also, you note in your response to comment 1.c that the useful lives assigned to the sub-licensing agreements were equivalent to the duration of the in-place contracts. Please clarify if you are amortizing the amounts allocated to the "potential sub-license agreements" and the amortization period, if applicable. Furthermore, quantify the portion of the $7 million that relates to the third potential sublicense agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Matthew D. Bloch, Esq.